GEORGIA INTERNATIONAL MINING CORPORATION

February 12, 2007

Fax: 202-772-9206

Mr. Larry Spirgel
Assistant Director
United States
Securities and Exchange Commission
Washington, DC
20549

Dear Mr. Sprigel

Re:  Georgia International Mining Corporation
       File No. 333-125138
       Filed January 31, 2007

As per Rule 461 of the Securities Act of 1933 we respectfully request that our registration statement be declared effective as of February 14, 2007 at 12 pm or as soon as possible thereafter.

I would like to acknowledge that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from it’s full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please fax the letter declaring Georgia International Mining Corporation effective to 208-439-9570. Please call me directly at 604-813-8529 if you require any further information.

Thank you.

Yours truly,

GEORGIA INTERNATIONAL MINING CORPORATION

/s/ Mark Hague

Mark Hague
President and Chief Executive Officer